SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

STARLIMS Technologies Ltd.
(Name of Registrant)

32B Habarzel Street, Tel Aviv 69710, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

STARLIMS Technologies Ltd.

6-K Items

1.	Press release: STARLIMS Announces Second Quarter 2008 Financial Results; Dated August 14, 2008

ITEM 1

STARLIMS Announces Second Quarter 2008 Financial Results

Hollywood, Florida, August 14, 2008 – STARLIMS Technologies Ltd. (NASDAQ:LIMS), a leading provider of laboratory information management systems (LIMS), today announced financial results for the second quarter and first half of fiscal 2008 ended June 30, 2008.

Total revenue for the second quarter of 2008 was $6.1 million, up 11.3% from $5.5 million reported in the second quarter of 2007. Product revenues were $3.7 million, up 31.5% from $2.8 million reported in the same period a year ago. Services revenues were $2.4 million, down 9.8% from $2.7 million reported in the same period a year ago.

Revenue for the first six months of 2008 was $13.1 million, a 20.0% increase compared to $10.9 million for the first six months of 2007. Product revenues for the first six months of 2008 were $8.4 million, a 34.4% increase compared to $6.2 million in the first six months of 2007. Services revenue for the first six months of 2008 was $4.7 million, flat compared to the first six months of 2007.

“During the first half of the year, we continued to execute against our growth strategy in the areas of scope expansion and legacy replacement cycles, and we believe the investments we have been making are expanding the set of opportunities in front of us,” said Itschak Friedman, CEO of STARLIMS. “In addition, we are focusing on enhancing our market share internationally through a combination of direct presence and strategic partnerships to capitalize on a growing need for LIMS solutions globally.”

STARLIMS’s business model is characterized by relatively large transactions, with a year-to-date average selling price on direct sales of approximately $700,000.

GAAP operating income for the second quarter of 2008 was $649,000 or 10.6% of revenues, compared to $839,000 or 15.2% of revenues for the second quarter of 2007. GAAP net income for the second quarter of 2008 was $795,000, or $0.09 per diluted share, compared to GAAP net income of $865,000, or $0.12 per diluted share, for the second quarter of 2007. GAAP operating income for the first six months of 2008 was $1.7 million or 13.3% of revenues, compared to $2.0 million or 18.4% of revenues for the first half of 2007. GAAP net income for the first six months of 2008 was $2.2 million, or $0.25 per diluted share, compared to GAAP net income of $2.0 million, or $0.28 per diluted share, for the first six months of 2007.

Non-GAAP operating income for the second quarter of 2008 was $776,000 or 12.6% of revenues, compared to $1.1 million or 19.8% of revenues for the second quarter of 2007. Non-GAAP net income for the second quarter of 2008 was $856,000, or $0.10 per diluted share, compared to non-GAAP net income of $1.1 million, or $0.15 per diluted share, for the second quarter of 2007. Non-GAAP operating income for the first six months of 2008 was $2.0 million or 15.3% of revenues, compared to $2.3 million or 21.1% of revenues for the first six months of 2007. Non-GAAP net income for the first six months of 2008 was $2.3 million, or $0.27 per diluted share, compared to non-GAAP net income of $2.2 million, or $0.32 per diluted share, for the first six months of 2007.

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP income from operations and net income for the second quarter and first six months of 2008 and 2007.

Cash, cash equivalents and marketable securities amounted to $29.9 million on June 30, 2008, compared to $33.9 million on March 31, 2008. The decrease in cash was primarily due to a dividend payment, the acquisition of the Company’s UK partner and repurchase of STARLIMS stock, all of which took place during the quarter.

International Expansion

STARLIMS has officially established a wholly-owned subsidiary, STARLIMS Europe, by acquiring its UK partner and hiring industry veteran Joe Peden to serve as the general manager. Mr. Peden will be responsible for promoting and managing the growth of STARLIMS’s European business and increasing market share by expanding and capturing the growing number of opportunities in the region. Mr. Peden has two decades of experience in positions ranging from informatics and LIMS product development, to marketing, sales and other executive positions. Mr. Peden served as president and chief operating officer of Ardenno, a provider of collaborative knowledge management software solutions for research and development, and as a senior director of marketing and product management for the informatics group at Thermo Fisher Scientific.

STARLIMS also announced today that it has appointed Tamir Gotfried as director of global partner and channel sales, an expansion of his prior responsibilities as STARLIMS’s manager of distribution operations in Europe. In his new global role, Mr. Gotfried will be focusing on the development of STARLIMS’s growing network of local distributors and global alliances with multinational system integrators.

During the second quarter STARLIMS enhanced its geographic reach by launching activities in Australia and New Zealand through STARLIMS Australasia, an exclusive distributor in these regions. Management expects this move to significantly increase opportunities in these sizeable markets for LIMS solutions. The distributor is headed by Bob Blunden and Graham Thompson, both having over 25 years of information technology and laboratory informatics experience. Prior to setting up STARLIMS Australasia, Mr. Blunden held regional management positions at Thermo Fisher Scientific and Waters. Mr. Thompson worked as sales manager for Thermo Fisher Scientific in the Asia Pacific region and before that as managing director for the Asia Pacific of Triple G Corporation, (a LIS vendor that was acquired by GE Healthcare).

Update to Stock Repurchase Program

STARLIMS purchased an aggregate of 182,247 common shares since the commencement of its recent stock repurchase program, at a cost of $1.3 million, with an average price per share of $7.18. The company approved the stock repurchase program on February 13, 2008. The program allows STARLIMS to purchase an aggregate of $2 million of the Company’s common stock over a period of 18 months. As of June 30, 2008, the Company had approximately $700,000 remaining on its stock repurchase program.

Guidance

STARLIMS is reiterating the financial guidance for fiscal year 2008 that it provided on February 14, 2008. Management continues to expect total revenues of $27 to $29 million and GAAP EPS of $0.55 to $0.70, which includes approximately $0.05 of stock-based compensation expenses, amortization of intangibles related to acquisitions and other non-recurring expenses. The guidance assumes an annual tax rate of approximately 15% and estimated weighted average shares outstanding of 8.9 million during 2008.

Note on Use of Non-GAAP Financial Information

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles, or GAAP, STARLIMS uses non-GAAP measures of gross margin, net income and earnings per share, which are adjustments from results based on GAAP to exclude non recurring expenses, non-cash equity based compensation in accordance with SFAS 123(R) and amortization of intangibles related to acquisitions. Our management believes that the non-GAAP financial information provided in this release can assist investors in understanding and assessing the Company’s on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Our management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. Reconciliation between GAAP to non-GAAP statement of income is provided in the table below.

Conference Call and Webcast Information

STARLIMS will host a live webcast of its second quarter financial results conference call on Thursday, August 14, at 8:30 a.m. Eastern Standard Time (15:30 Israeli time). The listen-only webcast can be accessed from the Investor Relations page of the Company’s web site at http://www.starlims.com. Those interested in participating in the question and answer session should dial (303) 262-2130.

The webcast will be archived on the STARLIMS Technologies Investor Relations page of the Company’s website, at http://www.starlims.com starting at 10:00 a.m. on Thursday, August 14, 2008. Alternatively, the conference call replay can be accessed by dialing (800) 405-2236, access code 11117335#.

About STARLIMS

STARLIMS Technologies Ltd. (NASDAQ: LIMS) is a leading provider of laboratory information management systems (LIMS), with over 20 years of LIMS experience. The Company’s flagship product, STARLIMS®, improves the reliability of laboratory sampling processes, supports compliance with domestic and international regulations and industry standards, and provides comprehensive reporting, monitoring and analysis capabilities. STARLIMS software is used for quality assurance and control, testing and monitoring, and research and development in government, manufacturing and life sciences organizations. With operations in the United States, Canada, the United Kingdom, Israel and Hong Kong, the Company serves over 500 organizations in 40 countries. For more information, please see http://www.starlims.com.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions, changes in demand for products and services, the timing and amount or cancellation of orders, loss of market share and other risks detailed from time to time in STARLIMS’s filings from time to time with the Securities and Exchange Commission. Such filings contain and identify these and other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of today.

STARLIMS TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share data and per share data)

	December 31,	June 30,
	2007	2008

	Audited	(Unaudited)

ASSETS
Current Assets
Cash and cash equivalents	31,704	26,213
Restricted short-term deposits	195	241
Marketable securities	1,012	1,235
Marketable securities - held-to-maturity	–	–
Accounts receivable (net of allowance for doubtful accounts of $192 and $235, respectively)	9,215	11,152
Other current assets	1,667	1,910

Total current assets	43,793	40,751

Long-Term Assets
Marketable securities – held-to-maturity	2,206	2,171
Other long-term assets	564	595
Fixed assets, net	1,601	1,560
Goodwill	1,326	2,190
Other assets, net	37	288

Total long–term assets	5,734	6,804

Total assets	49,527	47,555

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Trade accounts payable	201	630
Deferred revenues	2,276	3,112
Other current liabilities and accrued expenses	2,291	961

Total current liabilities	4,768	4,703

Long-Term Liabilities
Long-term deferred revenues	68	45
Accrued severance pay	52	60
Deferred taxes	841	764

Total long-term liabilities	961	869

Shareholders’ Equity
Ordinary shares, NIS 1.00 par value; authorized 15,000,000 shares; issued 9,994,544 and 9,997,919 shares, respectively; outstanding 8,724,675 and 8,545,803 shares, respectively	3,151	3,152
Additional paid-in capital	30,893	31,137
Accumulated other comprehensive income	260	292
Retained earnings	12,267	11,483
Treasury stock, at cost - 1,269,869 and 1,452,116 ordinary shares, respectively	(2,773)	(4,081)

Total shareholders’ equity	43,798	41,983

Total liabilities and shareholders’ equity	49,527	47,555

STARLIMS TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except share data and per share data)
(Unaudited)

	Six Months Ended		Three Months Ended
	June 30,		June 30,

	2007	2008	2007	2008

Revenues
Software licensing	$4,711	$6,048	$2,032	$2,393
Maintenance	1,517	2,323	790	1,318

Total product revenues	6,228	8,371	2,822	3,711
Services	4,700	4,744	2,699	2,435

Total revenues	10,928	13,115	5,521	6,146

Cost of revenues
Cost of products	25	212	19	66
Cost of services	3,811	4,452	1,991	2,145

Total cost of revenues	3,836	4,664	2,010	2,211

Gross profit	7,092	8,451	3,511	3,935

Operating expenses
Research and development	1,345	1,689	669	856
Selling and marketing	2,497	3,279	1,332	1,598
General and administrative	1,244	1,736	671	832

Total operating expenses	5,086	6,704	2,672	3,286

Operating income	2,006	1,747	839	649

Financial income, net	353	866	222	316

Income before income taxes	2,359	2,613	1,061	965

Income tax expense	383	448	196	170

Net income	$1,976	2,165	$865	795

Basic earnings per share	$0.29	$0.25	$0.12	$0.09

Weighted average number of ordinary shares used in computing basic earnings per share	6,860,722	8,617,385	7,217,936	8,644,414

Diluted earnings per share	$0.28	$0.25	$0.12	$0.09

Weighted average number of ordinary shares used in computing diluted earnings per share	6,970,884	8,775,866	7,337,057	8,721,000

STARLIMS TECHNOLOGIES LTD.
NON-GAAP CONSOLIDATED
STATEMENT OF INCOME FOR THE SIX MONTHS
AND THREE MONTHS PERIODS ENDED JUNE 30, 2008 AND JUNE 30, 2007
(Unaudited)

	Six Months Ended		Three Months Ended
	June 30,		June 30,

	2007	2008	2007	2008

Revenues
Software licensing	$4,711	$6,048	$2,032	$2,393
Maintenance	1,517	2,323	790	1,318

Total product revenues	6,228	8,371	2,822	3,711
Services	4,700	4,744	2,699	2,435

Total revenues	10,928	13,115	5,521	6,146

Cost of revenues
Cost of products	25	212	19	66
Cost of services	3,803	4,381	1,987	2,110

Total cost of revenues	3,828	4,593	2,006	2,176

Gross profit	7,100	8,522	3,515	3,970

Operating expenses
Research and development	1,338	1,663	665	843
Selling and marketing	2,332	3,154	1,198	1,539
General and administrative	1,123	1,701	561	812

Total operating expenses	4,793	6,518	2,424	3,194

Operating income	2,307	2,004	1,091	776

Financial income, net	353	866	222	316

Income before income taxes	2,660	2,870	1,313	1,092

Income tax expense	435	535	233	236

Net income	$2,225	$2,335	$1,080	$856

Basic earnings per share	$0.32	$0.27	$0.15	$0.10

Weighted average number of ordinary shares used in computing basic earnings per share	6,860,722	8,617,385	7,217,936	8,644,414

Diluted earnings per share	$0.32	$0.27	$0.15	$0.10

Weighted average number of ordinary shares used in computing diluted earnings per share	6,970,884	8,775,866	7,337,057	8,721,000

STARLIMS TECHNOLOGIES LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP CONSOLIDATED
STATEMENT OF INCOME FOR THE SIX MONTHS
AND THREE MONTHS PERIODS ENDED JUNE 30, 2008 AND JUNE 30, 2007
(Unaudited)

	Six Months Ended June 30,		Three Months Ended June 30,

	2007	2008	2007	2008

GAAP total Cost of revenues	3,836	4,664	2,010	2,211
Stock based compensation expenses	(8)	(71)	(4)	(35)

NON-GAAP total cost of revenues	3,828	4,593	2,006	2,176

GAAP Research and Development expenses	1,345	1,689	669	856
Stock based compensation expenses	(7)	(26)	(4)	(13)

NON-GAAP Research and Development expenses	1,338	1,663	665	843

GAAP Selling and marketing expenses	2,497	3,279	1,332	1,598
Stock based compensation expenses	(65)	(125)	(34)	(59)
Issuance related expenses	(100)	—	(100)	—

NON-GAAP Selling and marketing expenses	2,332	3,154	1,198	1,539

GAAP General and administrative expenses	1,244	1,736	671	832
Stock based compensation expenses	(5)	(13)	(3)	(7)
Issuance related expenses	(99)	—	(99)	—
Amortization of purchased intangible assets	(17)	(22)	(8)	(13)

NON-GAAP General and administrative expenses	1,123	1,701	561	812

GAAP total tax expenses	383	448	196	170
Stock based compensation expenses	31	87	16	66
Issuance related expenses	21	—	21	—

NON-GAAP total tax expenses	435	535	233	236

STARLIMS TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)
(Unaudited)

	Six Months Ended June 30,		Three Months Ended June 30,

	2007	2008	2007	2008

CASH FLOWS - OPERATING ACTIVITIES
Net income	$1,976	$2,165	$865	$795

Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation and amortization	227	282	130	138
Stock-based compensation	85	236	45	114
Gains related to marketable securities	(168)	(234)	(112)	(97)
Increase in accrued severance pay	18	10	6	13
Deferred income taxes	(129)	(198)	(135)	(127)
The effect of exchange rate changes	(44)	(172)	(11)	(27)
Changes in assets and liabilities:
Decrease (increase) in accounts receivable	1,366	(1,396)	(143)	220
Increase (decrease) in allowance for doubtful accounts	(58)	43	(3)	20
Increase (decrease) in other current assets	(362)	(20)	(320)	3
Increase (decrease) in trade accounts payable	(32)	440	(6)	31
Increase (decrease) in deferred revenues	209	821	9	298
Increase (decrease) in other current liabilities	(719)	(1,981)	(160)	(784)

Net cash provided by (used in) operating activities	2,369	(4)	165	597

CASH FLOWS - INVESTING ACTIVITIES
Investments in marketable securities	(697)	(173)	–	(40)
Proceeds from sale of marketable securities	1,821	592	–	463
Proceeds from sale of held-to-maturity securities	3,603	–	3,603	–
Investment in held-to-maturity marketable securities	(32,690)	(428)	(32,101)	(43)
Investments in restricted deposits, net	50	44	(15)	11
Loans to employees, net	(65)	(70)	(41)	(81)
Purchase of fixed assets	(328)	(243)	(113)	(121)
Acquisition of subsidiary, net of cash acquired (A)	–	(918)	–	(918)
Acquisition of activity, net of cash acquired	–	(25)	–	(25)

Net cash provided by (used in) investing activities	(28,306)	(1,221)	(28,667)	(754)

CASH FLOWS - FINANCING ACTIVITIES
Proceeds from issuing of shares, net of issuance expenses	27,093	8	27,331	8
Proceeds from sale of treasury stock	(77)	–	(77)	–
Purchase of treasury stocks by the company	–	(1,308)	–	(627)

Proceeds from sale of treasury stock against exercise of options	26	–	21	–
Dividends paid	(1,914)	(2,918)	–	(2,918)

Net cash provided by (used in) financing activities	25,128	(4,218)	27,275	(3,537)

THE EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	1	(48)	(1)	(58)

Decrease in cash and cash equivalents	(808)	(5,491)	(1,228)	(3,752)

Cash and cash equivalents at the beginning of the period	2,539	31,704	2,959	29,965

Cash and cash equivalents at the end of the period	$1,731	$26,213	$1,731	$26,213

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS ACTIVITIES

Cash paid during the period for income taxes	$457	$1,340	$85	$577

STARLIMS TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)
(Unaudited)

APPENDIX A – ACQUISITION OF SUBSIDIARY

	Six Months Ended June 30,		Three Months Ended June 30,

	2007	2008	2007	2008

Current assets (excluding cash and cash equivalents)	–	(588)	–	(588)
Fixed assets, net	–	(16)	–	(16)
Current liabilities	–	707	–	707
Goodwill and other intangible assets	–	(1,021)	–	(1,021)

	–	(918)	–	(918)

NOTE 1 – SEGMENTAL DISCLOSURE

A. Revenues by geographical areas

	Six Months Ended June 30,		Three Months Ended June 30,

	2007	2008	2007	2008

North America	$7,860	$9,592	$3,804	$4,310
Latin America	768	521	479	313
Europe	1,198	1,632	544	923
Asia	886	1,270	499	530
Israel	216	100	195	70

	$10,928	$13,115	$5,521	$6,146

B.	Treasury Stock

•

In February 2008, the Company adopted a stock repurchase program, allowing it to repurchase up to $2,000,000 worth of Company’s ordinary shares over a period of 18 months in the open market, at times and prices that management considers appropriate, taking into account prevailing market conditions and other corporate considerations.

•	As of June 30, 2008, the company had repurchased 182,247 of its ordinary shares under the program at a total purchase price of approximately $1,308,000, or an average price per share of $7.18.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARLIMS Technologies Ltd. (Registrant) By: /s/ Chaim Friedman —————————————— Chaim Friedman Chief Financial Officer

Date: August 14, 2008